

17006112

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



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SEC FILE NUMBER

8-68336

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2016** AND ENDING **12/31/2016**

          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: *FBV Capital Advisors, Inc.*

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10555 Main Street, Suite 200

(No. and Street)

OFFICIAL USE ONLY
FIRM I.D. NO.

Fairfax   **VA**   **22030**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert N. Rubin   703-242-5300

                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Thompson Greenspon

(Name – *if individual, state last, first, middle name*)

4035 Ridge Top Road, Suite 700   Fairfax   **VA**   **22030**

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Robert N. Rubin _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
FBV Capital Advisors, Inc. _____, as

of December 31 _____, 20 2016 ____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____

                                                          Signature

                                                          President
Title

Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FBV CAPITAL ADVISORS, INC.

FINANCIAL REPORT
YEAR ENDED DECEMBER 31, 2016

CONTENTS



CPAs & Advisors | Partnering for Success

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
FBV Capital Advisors, Inc.
Fairfax, Virginia

We have audited the accompanying statement of financial condition of FBV Capital Advisors, Inc. as of December 31, 2016, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of FBV Capital Advisors, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FBV Capital Advisors, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission (supplementary information) has been subjected to audit procedures performed in conjunction with the audit of FBV Capital Advisors, Inc.'s financial statements. The supplementary information is the responsibility of FBV Capital Advisors, Inc.'s management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Thompson Greenspon

Fairfax, Virginia
February 1, 2017

1

FBV CAPITAL ADVISORS, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

Current Assets

Cash	$	102,615
Accounts receivable		1,750
Prepaid expenses		1,916
Total Current Assets		106,281

Other Assets

Goodwill		60,000
Other assets		100
Total Other Assets		60,100

Total Assets	$	166,381

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities

Accrued liabilities	$	200
Total Current Liabilities		200

Stockholder's Equity

Contributed capital

Common stock, $1 par value; 5,000 shares authorized, 100 shares issued and outstanding		100
Additional paid-in capital		970,900
		971,000
Retained deficit		(804,819)
Total Stockholder's Equity		166,181

Total Liabilities and Stockholder's Equity	$	166,381

The Notes to Financial Statements are an integral part of this statement.

FBV CAPITAL ADVISORS, INC.

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2016

Revenue	
Advisory fees	$ 31,750
Expenses	
Compensation and benefits	90,667
Management and professional fees	26,403
Rent expense	12,000
Dues and membership fees	545
Legal and accounting fees	13,264
Total Expenses	142,879
Loss before Income Taxes	(111,129)
Income Tax Expense (Benefit)	-
Net Loss	$ (111,129)

The Notes to Financial Statements are an integral part of this statement.

FBV CAPITAL ADVISORS, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2016

	Shares of Common Stock	Common Stock	Additional Paid-In Capital	Retained Deficit	Total Stockholder's Equity
Balance, December 31, 2015	100	$ 100	$ 787,900	$ (693,690)	$ 94,310
Net loss	-	-	-	(111,129)	(111,129)
Contributed capital	-	-	183,000	-	183,000
Balance, December 31, 2016	100	$ 100	$ 970,900	$ (804,819)	$ 166,181

The Notes to Financial Statements are an integral part of this statement.

FBV CAPITAL ADVISORS, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2016

Cash Flows from Operating Activities	
Net loss	$ (111,129)
Adjustments to reconcile net loss to net cash used by operating activities	
(Increase) Decrease in	
Accounts receivable	(1,750)
Prepaid expenses	(750)
Increase (Decrease) in	
Accrued liabilities	(750)
Net Cash Used by Operating Activities	(114,379)
Cash Flows from Financing Activities	
Capital contributions	183,000
Net Cash Provided by Financing Activities	183,000
Net Increase in Cash	68,621
Cash, beginning of year	33,994
Cash, end of year	$ 102,615

The Notes to Financial Statements are an integral part of this statement.

FBV CAPITAL ADVISORS, INC.

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2016

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Purpose

FBV Capital Advisors, Inc., a Virginia stock corporation (the Corporation), is a broker-dealer in securities under the Securities Exchange Act of 1934 (the Act) and is a non-clearing member of the Financial Industry Regulatory Authority (FINRA). The Corporation does not carry any customer accounts and is accordingly exempt from the Act's Rule 15c3-3 (the Customer Protection Rule) pursuant to provision k(2)(i) of the rule.

The Corporation engages in investment banking services, which include providing financial advisory services to institutional customers, advising and arranging capital sourcing, and assisting with mergers and acquisitions. The Corporation operates from facilities located in Fairfax, Virginia provided by its parent company, The Freedom Bank of Virginia. Services are provided in the United States of America.

FBV Capital Advisors, Inc. is a wholly-owned subsidiary of The Freedom Bank of Virginia (the Parent) and was established April 16, 2012.

Valcour Securities, LLC (Valcour Securities) was merged into FBV Capital Advisors, Inc., effective November 13, 2013. Effective February 28, 2014, the Corporation received approval from FINRA, pursuant to Rule 1017, thereby authorizing change of ownership, control and legal formation of the broker-dealer.

Goodwill

Goodwill is initially recorded as the excess of the purchase consideration over the fair value of net assets acquired, and is not amortized but is evaluated for impairment annually or whenever circumstances indicate it may not be recoverable. Impairment is indicated when the carrying amount of a reporting unit exceeds its estimated fair value.

Revenue Recognition

The Corporation uses the accrual method of accounting and recognizes revenue when there is evidence of an arrangement, the services have been provided, the revenue is fixed and determinable, and collectability is reasonably assured.

Advisory fees represent fees arising from financings for which the Corporation acts as an agent and fees earned from providing merger and acquisition and financial advisory services. These fees are recognized at the time the transactions are completed and the income is fixed and determinable. Retainer fees received in advance are deferred and recognized as revenue ratably over the term of the contract or as services are performed. All contracts entered into for services are non-refundable.

Income Taxes

FBV Capital Advisors, Inc. is a wholly-owned subsidiary of The Freedom Bank of Virginia. The Corporation's activity is included in the consolidated income tax return filed by the Parent. The cumulative losses have been taken by the Parent and, accordingly, no current or deferred tax benefit is recorded. The Corporation files its own state tax return in the Commonwealth of Virginia. The Corporation is not currently under audit by any income tax jurisdictions.

As of December 31, 2016, the Corporation has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements and no interest and penalties have been recorded in the accompanying financial statements related to uncertain tax positions.

1. **NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (continued)

   Financial Statement Estimates

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Due to their prospective nature, actual results could differ from those estimates.

   Cash Flow Statement

   For the purposes of the statement of cash flows, the Corporation has defined cash equivalents as highly liquid investments with original maturities at date of purchase of three months or less.

   The Corporation maintains its cash balances in one financial institution located in Fairfax, Virginia. The balances are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000.

   The Corporation did not pay any interest or income taxes in 2016.

   Subsequent Events

   The date to which events occurring after December 31, 2016, the date of the most recent statement of financial condition, have been evaluated for possible adjustment to the financial statements or disclosure is February 1, 2017, which is the date on which the financial statements were issued.

2. **NET CAPITAL REQUIREMENT**

   As a registered broker-dealer under the Act and member of FINRA, the Corporation is subject to the Securities and Exchange Commission's (SEC) Uniform Net Capital Rule 15c3-1 of the Act. The Corporation is required to maintain minimum net capital, as defined, of 6 2/3 percent of aggregate indebtedness or $5,000, whichever is greater.

   Net capital and aggregate indebtedness change from day to day, but as of December 31, 2016 the Corporation had net capital of $102,415, which exceeded minimum net capital requirements by $97,415.

3. **BUSINESS COMBINATIONS**

   In 2013, the Corporation entered into a membership interest purchase agreement with Valcour Capital Holdings, LLC and Valcour Securities to purchase 100 percent of the membership interests in Valcour Securities. Valcour Securities was a wholly-owned subsidiary of Valcour Capital Holdings, LLC. The Corporation purchased the membership interests in Valcour Securities for $65,000, which included their broker-dealer license. On November 13, 2013, the Corporation and Valcour Securities completed a merger of the entities where the Corporation is the surviving entity. Effective February 28, 2014, the Corporation received approval from FINRA for their prior submitted Rule 1017 application.

4. **RELATED PARTY TRANSACTIONS**

   Effective March 1, 2014, the Corporation entered into an agreement with the Parent, The Freedom Bank of Virginia, to pay for administrative services and facilities expenses. The fee for these services is $1,000 monthly and will remain in force until terminated in accordance with the agreement. The fee is included on the rent expense line on the statement of income. The Corporation maintains its cash balances with the Parent, The Freedom Bank of Virginia.



SUPPLEMENTARY INFORMATION

FBV CAPITAL ADVISORS, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
YEAR ENDED DECEMBER 31, 2016

Total Capital

Stockholder's equity	$	166,181

Deductions for Non-allowable Assets

Accounts receivable	1,750
Prepaid expenses	1,916
Other assets	60,100

Net Capital

102,415

**Minimum Net Capital Requirement - the greater of 6 2/3 percent
of aggregate indebtedness of $13 or minimum net capital
requirement of $5,000**

5,000

Excess Net Capital	$	97,415

Ratio of Aggregate Indebtedness to Net Capital

0.20%

Schedule of Aggregate Indebtedness

Accrued liabilities	$	200

**Reconciliation with the Corporation's Computation (included
in Part IIA of Form X-17 A-5 as of December 31, 2016)**

Net capital, as reported in the Corporation's Part IIA (unaudited)

Focus Report	$	102,415

Net Capital per Above

	$	102,415



THOMPSON GREENSPON

CPAs & Advisors | Partnering for Success

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM - REVIEW

To the Board of Directors
FBV Capital Advisors, Inc.
Fairfax, Virginia

We have reviewed management's statements included in the accompanying FBV Capital Advisors, Inc. exemption report in which FBV Capital Advisors, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k), under which FBV Capital Advisors, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) and FBV Capital Advisors, Inc. stated that FBV Capital Advisors, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. FBV Capital Advisors, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about FBV Capital Advisors, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Thompson Greenspon

Fairfax, Virginia
February 1, 2017

4035 Ridge Top Road, #700, Fairfax, VA 22030 | T: 703.385.8888 | F: 703.385.3940 | tgccpa.com

FBV Capital Advisors, Inc. Exemption Report

FBV Capital Advisors, Inc. (the "Corporation") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Corporation states the following:

The Corporation claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k): (2)(i) "Special Account for the Exclusive Benefit of Customers" maintained.

FBV Capital Advisors, Inc.

I, Robert N. Rubin, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: _____

Date: _____

10555 MAIN STREET, SUITE 200, FAIRFAX, VIRGINIA 22030 • 703.667.4175

Securities offered through FBV Capital Advisors, Inc., Member, FINRA/SIPC